SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Level 3 Communications, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	47-0210602
(State of Incorporation or Organization)	(IRS Employer
Identification Number)

1025 Eldorado Blvd.
Broomfield, Colorado	80021
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities Act registration statement file number to which this form relates: N/A

Item 1.

Description of Registrant’s Securities to be Registered

This registration statement on Form 8-A relates to the registration of common stock, par value $0.01 per share (the “Common Stock”), of Level 3 Communications, Inc., a Delaware corporation (the “Company” or “Level 3”), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of the Common Stock on the New York Stock Exchange (the “NYSE”).  The shares of Common Stock being registered hereby include associated preferred stock purchase rights, which attach to, and trade with, the shares of Common Stock (the “Preferred Stock Purchase Rights”).  The Common Stock was previously registered pursuant to Section 12(g) of the Exchange Act by the registration statement on Form 8-A, filed with the Securities and Exchange Commission (the “SEC”) on April 1, 1998 (File No. 000-15658).  The Preferred Stock Purchase Rights were previously registered pursuant to Section 12(b) of the Exchange Act by the registration statement on Form 8-A, filed with the SEC on April 11, 2011 (File No. 001-35134).  The Common Stock is presently quoted on the Nasdaq Global Select Market (“Nasdaq”).  Upon the commencement of trading of the Common Stock on the NYSE, the Company intends to withdraw its inclusion of Common Stock on Nasdaq.

Description of Common Stock

The Company is authorized to issue 293,333,333 shares of Common Stock (after giving effect to the 1-for-15 reverse stock split of the Common Stock effective as of 5 p.m. on October 19, 2011). Subject to the rights of holders of any outstanding preferred stock, the number of authorized shares of Common Stock or preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of the shares entitled to vote on such matters, but in no instance can the number of authorized shares be reduced below the number of shares then outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote per share in connection with the election of directors and on all other matters submitted to a stockholder vote. No holder of Common Stock may cumulate votes in voting for Level 3 directors.

Dividend Rights

Subject to the preferences of the holders of any Level 3 preferred stock that may be outstanding from time to time, each share of Common Stock will have an equal and ratable right to receive dividends and other distributions in cash, property or shares of stock as may be declared by the Level 3 board of directors out of assets or funds legally available for the payment of dividends and other distributions.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up of Level 3, subject to the preferences of the holders of any Level 3 preferred stock that may be outstanding from time to time, holders of Common Stock will be entitled to share equally and ratably in the assets available for distribution to Level 3 stockholders.

Redemption and Sinking Fund

There are no redemption or sinking fund provisions applicable to Level 3’s Common Stock.

Preferred Stock

Level 3’s restated certificate of incorporation permits Level 3 to issue up to 10,000,000 shares of Level 3 preferred stock in one or more series with such designations, titles, voting powers, preferences and rights and such qualifications, limitations and restrictions as may be fixed by the Level 3 board of directors without any further action by Level 3 stockholders. The Level 3 board of directors may, from time to time before the issuance thereof, fix the number of shares in each series and all designations, related rights, preferences and limitations of the shares in each series of preferred stock.

Antitakeover Effects of Delaware Law and Level 3’s Organizational Documents

Level 3’s restated certificate of incorporation and amended and restated by-laws contain provisions that may delay, defer or discourage another party from acquiring control of Level 3. Level 3 expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Level 3 to first negotiate with Level 3’s board of directors, which Level 3 believes may result in an improvement of the terms of any such acquisition in favor of Level 3’s stockholders. However, they also give Level 3’s board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for Level 3’s board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire Level 3. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Level 3.

On April 10, 2011, Level 3 entered into the rights agreement in an effort to deter acquisitions of the Common Stock to preserve its ability to use net operating loss (“NOL”) carryforwards, which may be negatively affected if there is an “ownership change,” as defined under Section 382 of the Internal Revenue Code.  See “Description of Preferred Share Purchase Rights” below.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Level 3’s restated certificate of incorporation and amended and restated by-laws provide that special meetings of the stockholders may be called at the exclusive request of the board of directors, of the chairman of the board of directors, the chief executive officer or the president of Level 3. Level 3’s restated certificate of incorporation and amended and restated by-laws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting at the exclusive request of the board of directors, of the chairman of the board of directors, the chief executive officer or the president of Level 3.

Level 3’s amended and restated by-laws have established advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Level 3 with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Level 3’s amended and restated by-laws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Stockholder Action by Written Consent

Level 3’s restated certificate of incorporation provides that any action required or permitted to be taken by Level 3’s stockholders may be effected at a duly called annual or special meeting of Level 3’s stockholders and may not be effected by consent in writing or electronic transmission by such stockholders.

Description of Preferred Stock Purchase Rights

On April 10, 2011, the Company entered into a rights agreement with Wells Fargo Bank, N.A., as rights agent (the “Rights Agreement”). The Company entered into the Rights Agreement in an effort to deter acquisitions of the Common Stock that would potentially limit the Company’s ability to use its built in losses and any resulting net loss carryforwards to reduce potential future federal income tax obligations.

General

Under the Rights Agreement, from and after the record date of April 21, 2011, each share of Common Stock carries with it one preferred share purchase right (a “Right”) until the Distribution Date (as defined below) or earlier expiration of the Rights, as described below. In general terms, the Rights will impose a significant penalty upon any person that, together with all Affiliates and Associates (each as defined in the Rights Agreement) of such person, acquires 4.9% or more of the outstanding Common Stock after April 10, 2011. Stockholders that own 4.9% or more of the outstanding Common Stock as of the close of business on April 10, 2011 will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock outstanding at the time of such acquisition (such one half of one percent (0.5%) being reduced by any shares of Common Stock acquired pursuant to the Amalgamation Agreement (as defined below) notwithstanding that in no event shall such shares trigger the Rights) or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. A person will not trigger the Rights solely as a result of (a) any transaction that the Level 3 board of directors determines, in its sole discretion, is an exempt transaction for purposes of triggering the Rights and (b) any acquisition that occurs or may be deemed to occur as a result of entering into the Agreement and Plan of Amalgamation, dated as of April 10, 2011, by and among the Company, Apollo Amalgamation Sub, Ltd., its direct wholly owned subsidiary, and Global Crossing Limited (the “Amalgamation Agreement”) and the transactions contemplated thereby. STT Crossing Ltd. and its Affiliates and Associates will be exempt for the purposes of the Rights Agreement, unless and until STT Crossing Ltd. (or any Affiliates of STT Crossing Ltd.) acquires any Common Stock other than (x) pursuant to the transactions contemplated by the Amalgamation Agreement, (y) in a transaction that is permitted under Section 4 of the Stockholder Rights Agreement, dated as of April 10, 2011, by and among the Company and STT Crossing Ltd. (the “Stockholder Rights Agreement”) or (z) any transfers of Common Stock or other Company equity interests between STT Crossing Ltd. and its Affiliates. A person to whom STT Crossing Ltd. transfers any amount of Common Stock pursuant to and as permitted by Section 4.3(iii) of the Stockholder Rights Agreement will be exempt for purposes of the Rights Agreement, unless and until such person (or any Affiliates or Associates of such person) acquires any additional Common Stock. The Level 3 board of directors may, in its sole discretion prior to the Distribution Date, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the Company’s tax benefits or is otherwise in the Company’s best interests. Any person that acquires shares of Common Stock in violation of these limitations is known as an “Acquiring Person.” The Rights Agreement is not expected to interfere with any merger or other business combination approved by the Level 3 board of directors.

The Rights

From the record date of April 21, 2011, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues after April 21, 2011 until the Distribution Date or earlier expiration of the Rights.

Exercise Price

Each Right will allow its holder to purchase from the Company one ten-thousandth of a share of Series B Junior Participating Preferred Stock (a “Preferred Share”) for $9.00, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability

The Rights will not be exercisable until 15 business days after the public announcement that a person or group has become an Acquiring Person unless the Rights Agreement has been terminated or the Rights have been redeemed (as described below).

The date when the Rights become exercisable is the “Distribution Date.” Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person, or any Affiliates or Associates of the Acquiring Person, are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person, or any Affiliates or Associates of the Acquiring Person, may, upon payment of the Exercise Price, purchase shares of Common Stock with a market value of twice the Exercise Price, based on the ‘current per share market price’ of the Common Stock (as defined in the Rights Agreement) on the date of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange

After a person or group becomes an Acquiring Person, the Level 3 board of directors may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person, or any Affiliates or Associates of the Acquiring Person.

Preferred Share Provisions

Each one ten-thousandth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle its holder to dividends equal to the dividends, if any, paid on one share of Common Stock.

•                  will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater.

•                  will vote together with the Common Stock as one class on all matters submitted to a vote of stockholders of the Company and will have the same voting power as one share of Common Stock, except as otherwise provided by law.

•                  will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction.

The value of one ten-thousandth interest in a Preferred Share is expected to approximate the value of one share of Common Stock.

Expiration

The Rights will expire on the earliest of (i) the day following the third anniversary of the closing of the transactions contemplated by the Amalgamation Agreement (October 4, 2014), (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the time at which the Level 3 board of directors determines that the NOLs of the Company are utilized in all material respects or that an ownership change under Section 382 of the Internal Revenue Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes, (v) the first anniversary of the closing of the transactions contemplated by the Amalgamation Agreement (October 4, 2012) if approval of the Rights Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock of the Company has not been obtained prior to such date, (vi) the termination of the Amalgamation Agreement or (vii) a determination by the Level 3 board of directors, prior to the Distribution Date, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Redemption

The Level 3 board of directors may redeem the Rights for $0.0001 per Right at any time before the Distribution Date. If the Level 3 board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of its Common Stock.

Anti-Dilution Provisions

The Level 3 board of directors may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Stock.

Amendments

The terms of the Rights Agreement may be amended by the Level 3 board of directors without the consent of the holders of the Rights. After the Distribution Date, the Level 3 board of directors may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person, or an Affiliate or Associate of an Acquiring Person).

Item 2.                                                         Exhibits

The exhibits filed herewith are set forth on the Exhibit Index and are hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 19, 2011	Level 3 Communications, Inc.

	By:	/s/ Neil J. Eckstein
		Name:	Neil J. Eckstein
		Title:	Senior Vice President and Assistant General Counsel

Exhibit #	Description
3.1.1	Restated Certificate of Incorporation of Level 3 Communications, Inc. (incorporated by reference to Exhibit 3(i) to the Registrant’s Current Report on Form 8-K filed on May 23, 2008).

3.1.2	Certificate of Amendment of Restated Certificate of Incorporation of Level 3 Communications, Inc., dated October 19, 2011).

3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on October 6, 2011).

4.1	Certificate of Designations of Series B Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-A filed on April 11, 2011).

4.2

Rights Agreement, dated as of April 10, 2011, by and between Level 3 Communications, Inc. and Wells Fargo Bank, N.A., as rights agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-A filed on April 11, 2011).